

DRIVER MANAGEMENT

First United: Shareholders Last

September 26, 2019

DISCLAIMER

The analyses and conclusions of Driver Management Company LLC ("Driver") contained in this presentation are based on publicly available information. Driver recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead these companies to disagree with Driver's analysis, conclusions and opinions. All information contained in this presentation is provided for informational purposes only and should not be deemed as a recommendation to buy or sell any security mentioned. All investments are speculative and entail substantial risks, including volatility and the loss of principal.

Certain information contained in this presentation, including estimates and projections prepared with respect thereto, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities, constitute "forward-looking statements." Forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "anticipate", "target", "project", "estimate", "intend", "continue" or "believe" or the negatives thereof or other variations thereon or comparable terminology. No representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of such statements, estimates or projections or with respect to any other materials in this presentation, and Driver disclaims any liability with respect thereto. Due to various risks and uncertainties, actual events or results and actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Driver also disclaims any obligation to update, modify or amend this presentation in the event that any matter stated herein, or any statement, projection, estimate or other information changes or subsequently becomes inaccurate.

Funds managed by Driver and its affiliates are invested in First United Corporation ("FUNC") common stock. Driver manages funds and accounts that are in the business of buying and selling securities and financial instruments. There may be developments in the future that cause Driver to change its position regarding FUNC. Driver may buy, sell, cover or otherwise change the form of its investment in FUNC for any or no reason and disclaims any duty to provide any update to the manner or type of any Driver investment, except to the extent required by law.

References in this presentation and comparisons to peers of FUNC generally refer to ACNB, CBFV, CHMG, CZNC, CVLY, ESSA, FMNB, FCBC, FNCB, FRAF, MPB, MVBF, NKSH, NWFL, OPOF, ORRF, PWOD, PFIS, FRBK, RIVE, SLCT and SHBI, unless the context of the reference or comparison states otherwise.

FIRST UNITED'S BOARD PUTS SHAREHOLDERS LAST

Unqualified

- The current directors *lack any public company experience* outside of service on First United's board
- *Only 2 of 12 directors have banking backgrounds*
- The majority of the directors *lack any background in financial services*, instead bringing redundant perspectives and skillsets
- The directors *lack any transaction or M&A experience* despite increased sector consolidation

Entrenched

- The average director tenure is *15.5 years*, over *6 years (or 65%)* longer than peers
- 8 directors have been on the board for *over 10 years* and 4 have been directors for *over 24 years*
- Many of the directors have *personal, long-term connections* to one another and/or employees of First United
- The board clings to *outdated and anti-shareholder* corporate governance policies and engages in *evasive shareholder communication*

Uninvested

- The board owns only *4.3%[1] of First United* despite an extraordinarily long average tenure
- The majority of directors have accumulated their paltry stakes through *fully vested stock awards*
- Carissa Rodeheaver (Chairman and CEO) owns *only 0.2%* of First United stock worth ~$325k, *less than one year's salary*
- The median peer Chairman and CEO owns *more than 6 times* Ms. Rodeheaver's stake[2]
- Most directors opt to be paid their annual retainers in *cash, not stock*

Anti Shareholder

- The board runs First United like a *private family business* despite its meager ownership
- The board *has not articulated a credible strategy* for delivering significant value as a standalone entity
- Since listing on Nasdaq, First United has produced *dismal returns* and traded at a *massive discount* to peers
- The board has *dismissed shareholder calls for a sale* and *dodged logical buyers* and investment bankers—all the while touting a commitment to shareholder value
- Several directors and officers own companies that *have profited from doing business with First United*, a clear conflict of interest

Source: S&P Global Market Intelligence
Note: See page 2 for list of peers; Market data as of 9/24/19
(1) Ownership includes 40,648 shares owned by director Andrew Walls' company Morgantown Printing & Binding
(2) Includes subset of peer group with combined Chairman/CEO role

DIRECTORS HAVE FAILED TO DELIVER RESULTS AND ALIGN WITH OWNERS DESPITE THEIR LONG TENURES

	Robert Kurtz	I. Robert Rudy	Elaine McDonald	Robert Stuck[1]	John McCullough	Gary Ruddell	Kathryn Burkey	Andrew Walls	Carissa Rodeheaver	John Barr	Brian Boal	Marisa Shockley
												
Tenure	29 years	27 years	24 years	24 years	15 years	15 years	14 years	13 years	6 years	5 years	5 years	5 years
TBV Discount Over Tenure[2]	(35%)	(35%)	(40%)	(40%)	(46%)	(46%)	(46%)	(47%)	(47%)	(45%)	(45%)	(45%)
Ownership %	0.15%	0.59%	0.48%	0.20%	0.50%	0.24%	0.60%	0.21%[3]	0.20%	0.25%	0.12%	0.23%
% of Stock from Awards	92%	38%	39%	64%	56%	74%	29%	40%	-	60%	87%	58%

- Mr. Kurtz was Chief Risk Officer who oversaw First United's disastrous foray into construction lending, increased loan participations and pooled TruPS
- Director Brian Boal is his nephew
- Net seller of First United stock
- Most of the shares he owns are from fully vested stock awards
- Has never chosen to take annual retainer in stock

- Mr. Rudy's sister, Jeannette Fitzwater, was First United's SVP, Director of Corporate Services from 1985-2016
- Net seller of First United stock
- Has not chosen to take annual retainer in stock since 2011

- First United has paid Mr. Walls' printing company over $4M since he became a director in 2006, over 11x the value of his stock
- Mr. Walls' businesses have received several million in loans from the bank

- Ms. Rodeheaver's equity stake is worth less than one year's salary
- At least 2 other Rodeheavers currently work at First United and 6 Rodeheavers were listed as employees at one point, raising doubts regarding her impartiality
- Stock is pledged to secure personal loan

- Mr. Boal is the nephew of longest serving director Robert Kurtz
- Has accumulated vast majority of shares through fully vested stock awards
- Bought only 456 shares in rights offering

Source: S&P Global Market Intelligence
(1) Robert Stuck is retiring from the board after serving 24 years (https://www.sec.gov/Archives/edgar/data/763907/000114420419026733/tv521645_ex99-1.htm)
(2) Average P/TBV discount to the SNL U.S. Bank $1B-$5B Index starting at the beginning of each director's tenure and ending on 3/25/19, the day prior to Driver's initial notice of exempt solicitation (https://www.sec.gov/Archives/edgar/data/763907/000147793219001166/dmc_px14a6g.htm)
(3) Andrew Walls' company, Morgantown Printing & Binding, owns an additional 0.57% of First United stock

DIRECTORS LACK THE SKILLS NEEDED TO CREATE LONG-TERM VALUE

	Robert Kurtz	I. Robert Rudy	Elaine McDonald	Robert Stuck[1]	John McCullough	Gary Ruddell	Kathryn Burkey	Andrew Walls	Carissa Rodeheaver	John Barr	Brian Boal	Marisa Shockley
Below-Peer Tenure?	✗	✗	✗	✗	✗	✗	✗	✗	✓	✓	✓	✓
M&A Expertise?	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
Prior Bank Experience?	✓ [2]	✗	✗	✗	✗	✗	✗	✗	✓	✗	✗	✗
Sizeable Shareholder?	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
Prior Public Co Experience?	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
No Known Conflicts?	✗	✗	✓	✓	✓	✓	✗	✗	✗	✓	✗	✓

Source: S&P Global Market Intelligence

(1)   Robert Stuck is retiring from the board after serving 24 years (https://www.sec.gov/Archives/edgar/data/763907/000114420419026733/tv521645_ex99-1.htm)

(2)   Robert Kurtz was Chief Risk Officer of First United until December 15, 2009. During his tenure as Chief Risk Officer, First United embarked on a disastrous strategy that included expanding the purchase of loan participations, increasing construction lending and buying pooled TruPS that altogether resulted in pre-tax losses of $19.8M in 2009 and $18.2M in 2010 (see https://www.sec.gov/Archives/edgar/data/763907/000114420410026634/v184639_ex99-1.htm)

A LEGACY OF UNDERPERFORMANCE

First United's massive valuation discount to peers has been a constant throughout each director's tenure



SNL U.S. $1B-$5B Average P/TBV Over Director's Tenure

FUNC P/TBV Discount to Index Over Tenure

FUNC Average P/TBV Over Director's Tenure

	Robert Kurtz	I. Robert Rudy	Elaine McDonald	Robert Stuck[1]	John McCullough	Gary Ruddell	Kathryn Burkey	Andrew Walls	Carissa Rodeheaver	John Barr	Brian Boal	Marisa Shockley
SNL P/TBV	2.13x	2.13x	2.17x	2.17x	1.98x	1.98x	1.92x	1.81x	1.82x	1.81x	1.81x	1.81x
Discount	(35%)	(35%)	(40%)	(40%)	(46%)	(46%)	(46%)	(47%)	(47%)	(45%)	(45%)	(45%)
FUNC P/TBV	1.39x	1.39x	1.31x	1.31x	1.07x	1.07x	1.03x	0.96x	0.97x	1.00x	1.00x	1.00x

Source: S&P Global Market Intelligence
Note: Average P/TBV is the average multiple over each director's tenure ending on 3/25/19, the day prior to Driver's initial notice of exempt solicitation (https://www.sec.gov/Archives/edgar/data/763907/000147793321001166/dmc_px14a6g.htm);
Market data begins on date of NASDAQ listing (9/2/92) for any director serving before that date
(1)   Robert Stuck is retiring from the board after serving 24 years (https://www.sec.gov/Archives/edgar/data/763907/000114420419026733/tv521645_ex99-1.htm)

A CASE STUDY IN ENTRENCHMENT...

First United's 15.5 year average director tenure is the second longest among peers, 6.1 years longer than the peer median and 6.6 years longer than the Russell 3000 median

Average Director Tenure (years)



Source: S&P Global Market Intelligence; https://www.russellreynolds.com/en/Insights/thought-leadership/Documents/TCB-Corporate-Board-Practices-2019.pdf
Note: See page 2 for list of peers; First United's average director tenure excluding retiring director Robert Stuck is 14.6 years

...AND SEEMINGLY NO POLICY FOR REFRESHING

First United has four directors with 24+ year tenures who together have amassed less than a 1.5% stake



	24+ Year Directors	Combined Ownership
FUNC	4	<1.5%
Peer	4	15%
Peer	3	7%
Peer	2	
Peer	2	
Peer	1	
Peer	1	
Peer	1	
Peer	1	
Peer	1	
Peer	1	
Peer	1	
Peer	1	
Peer	0	
Peer	0	
Peer	0	
Peer	0	
Peer	0	
Peer	0	
Peer	0	
Peer	0	
Peer	0	
Peer	0	

HALL OF FAME

Robert Kurtz



Longest tenure (29 years)
Owns only 0.15% of FUNC
Former Chief Risk Officer[(1)]
Net seller of FUNC stock
Never taken retainer in stock
Director Brian Boal is nephew

I. Robert Rudy



Second longest tenure (27 years)
Owns only 0.59% of FUNC
Sister Jeannette Fitzwater was FUNC's SVP, Director of Corporate Services for >30 years
Net seller of FUNC stock

Robert Stuck[(2)]



Third longest tenure (24 years)
Owns 0.20% of FUNC
Never taken retainer in stock

Elaine McDonald



Third longest tenure (24 years)
Owns 0.48% of FUNC
Has rarely taken retainer in stock

Source: S&P Global Market Intelligence
Note: See page 2 for list of peers
(1) Mr. Kurtz was Chief Risk Officer of First United until December 15, 2009. During his tenure as Chief Risk Officer, First United embarked on a disastrous strategy that included expanding the purchase of loan participations, increasing construction lending and buying pooled TruPS that altogether resulted in pre-tax losses of $19.8M in 2009 and $18.2M in 2010 (see https://www.sec.gov/Archives/edgar/data/763907/000114420410026634/v184639_ex99-1.htm)
(2) Robert Stuck is retiring from the board after serving 24 years (https://www.sec.gov/Archives/edgar/data/763907/000114420419026733/tv521645_ex99-1.htm)

A COMBINED CHAIRMAN/CEO IS RARE AMONG FIRST UNITED'S PEERS

Joint Chairman/CEO Carissa Rodeheaver's equity stake is worth less than one year of her salary vs 8.5 years for peers



- Most Russell 3000 companies have separated the roles of Chairman and CEO
- When those roles are combined, the Chairman/CEO typically owns a significant percentage of the company
- Conversely, Carissa Rodeheaver owns only 14,508 shares worth ~$325k – approximately 1/3 of which are pledged to secure a personal loan

Board Leadership and Role in Risk Oversight

The Corporation is a one-bank holding company and the parent of the Bank, a $1.4 billion community bank serving four counties in Maryland and four counties in West Virginia. Since its inception in 1984, the Corporation has had four CEOs, and each of these CEOs also served as Chairman of the Board. The Corporation's predecessor, First United Bank of Oakland, also employed this form of governance for a number of years.

To strengthen the Board's oversight of corporate governance issues, the Board appoints a Lead Director who is responsible for facilitating the resolution of issues relating to the performance of the Chairman and CEO and other members of management, or any other issue that a Director, an officer or an employee believes should be addressed by someone other than the Chairman and CEO. Because the Nominating Committee is charged with overseeing corporate governance matters, the Board believes that it is most appropriate to appoint the Chairman of the Nominating Committee as the Lead Director. John McCullough is the current Chairman of the Nominating Committee and, thus, the Lead Director.

The Corporation has a well-developed and well-seasoned Board of Directors, comprised of the Chairman/CEO and 11 additional Directors, all of whom (other than Mrs. Rodeheaver) are "independent directors" as defined by the NASDAQ Rules.

The Board believes that the Corporation has been well-served by this form of leadership. By having one person serve as both Chairman and CEO, the Board believes that the Corporation demonstrates to shareholders, customers, employees, vendors, regulators, and other stakeholders that we are under strong leadership, with a single individual setting the tone and having primary responsibility for managing and leading the Corporation. The Board believes this structure reduces the potential for confusion or duplication of efforts and assures clarity of leadership.

The Board believes that such a structure is viable when reinforced with a strong, competent and independent Board of Directors and the leadership and oversight of a Lead Director, as is the case with the Corporation. As noted above, 11 of the 12 Directors are independent. The Board believes that this high percentage of independence, coupled with the fact that only one Director – Mrs. Rodeheaver (the President and CEO) – is employed by the Corporation, assures an objective and shareholder-based view of the Corporation's operations.

22

- 22 regional peer banks

4

- Only 4 with joint Chairman/CEO

8.5x

- Value of peer Chairman/CEO equity stake as a multiple of annual cash compensation

Carissa Rodeheaver (Chairman and CEO)



VS

0.9x

Source: S&P Global Market Intelligence; https://www.russellreynolds.com/en/Insights/thought-leadership/Documents/TCB-Corporate-Board-Practices-2019.pdf ; https://www.sec.gov/Archives/edgar/data/763907/000114420419015122/tv516747_def14a.htm
Note: See page 2 for a list of peers

A CHAIRMAN/CEO WITH TOO MANY DISTRACTIONS?

Carissa Rodeheaver serves on a number of boards and owns and operates Rodeheaver Rentals[1], which makes us wonder when she finds the time to run First United?



Carissa L. Rodeheaver, CPA
Chief Executive Officer, President and Chairman of the Board

Carissa Rodeheaver is Chairman of the Board, President and Chief Executive Officer for First United Bank & Trust, a $1.4 billion publicly traded bank headquartered in Oakland, Maryland. First United has 25 branches located in Maryland and West Virginia.

Carissa is passionate about customizing financial solutions for customers and being a trusted advisor, having worked in the banking industry for over 27 years. During her tenure she has led teams in wealth management, credit underwriting and finance. She now leads over 350 associates in serving their local communities and fulfilling the bank's vision of creating an uncommon commitment to service and solutions.

Education & Credentials
- Bachelor of Science in Accounting, University of Maryland at College Park
- Certified Public Accountant
- Graduate School of Banking at Colorado's Executive Development Institute
- Graduate of Maryland Bankers School
- Graduate of Cannon Trust School
- Graduate of Cannon Trust Sales Management School
- Various Financial Management & Banking Conferences and Seminars

Community Involvement
- Maryland Bankers Association Board of Directors and Chair-Elect
- Maryland Bankers Association BankPAC Chair
- Maryland Bankers Association Retirement Plan Committee
- Maryland Bankers Association Council of Professional Women in Banking
- American Bankers Association BankPAC Vice Chair
- Western Maryland Health Systems Board of Governors
- Garrett College Foundation Board of Directors & Development Committee Chair
- Garrett Development Corporation Treasurer and Board Member
- Garrett County Board of Education Career Technology Local Advisory Committee
- Oak Grove Church of the Brethren Member

+ Owner and operator of Rodeheaver Rentals

Carissa welcomes the opportunity to meet with you to learn about your specific financial needs and explore whether First United can be of benefit to you. Please contact her for more information or to schedule an appointment today.

Member FDIC.

Source: https://www.mybank.com/wp-content/uploads/Carissa-Rodeheaver_2019.pdf;
https://www.sec.gov/Archives/edgar/data/763907/000114420419015122/tv516747_def14a.htm
(1) Rodeheaver Rentals is an unincorporated entity that owns and leases commercial and residential property

A BANK RIDDLED WITH CONFLICTS



2006 Employees (Annual Report)[1]

Jodi M. Roberson
Carissa L. Rodeheaver
Elma M. Rodeheaver
Jill A. Rodeheaver
Philip L. Rodeheaver
Sarena L. Rodeheaver
Sherry L. Rodeheaver
James C. Rodgers
William W. Rohrbaugh

Tammy M. Ste...
Brenda V. Sto...
Tonya K. Sturm...
Pamela L. Sub...
Barbara A. Sw...
Chiquita L. Sw...
Jason A. Sweit...
Josephine G. S...
Linda S. Sweit...

Carissa Rodeheaver · **Kathryn Burkey** · **I. Robert Rudy** · **Jeannette Fitzwater**

Robert Kurtz · **First United Bank & Trust** · **Andrew Walls**

Brian Boal · **Jason Rush (COO)** · **Rush Services** · **Morgantown Printing & Binding (MPB)**

Source: S&P Global Market Intelligence; company filings; http://www.corporatewindow.com/annuals/func06/page7.html;
https://www.sec.gov/Archives/edgar/data/763907/000114420406043222/v055334.htm;
Note: Market data as of 9/24/19
(1) Driver has not confirmed the nature of Carissa Rodeheaver's relationships, if any, with the other Rodeheavers identified
(2) Andrew Walls personally owns 14,854 First United shares. His company, Morgantown Printing & Binding, owns 40,648 shares
(3) Jason Rush personally owns 10,934 First United shares

☎ 1-888-692-2654   About   Bl...

First United
Bank & Trust

LOGIN   BUSI...

FIRST UNITED BANK & TRUST PROMOTES SARENA L. RODEHEAVER TO VICE PRESIDENT

Robin E. Murray, Senior Vice President and Director of Retail Banking and Philip L. Rodeheaver, Market President for Garrett/Allegany/Mineral Counties announce the promotion of Sarena L. Rodeheaver to Vice President and Community Relationship Manager for the Deep Creek Lake and Friendsville offices.

Sarena has 23 years of financial services experience and joined First United in 1992. She began as a Customer Service Representative and has held a variety of positions including Loan Operations Representative, Customer Service Center Day Shift Supervisor as well as Assistant Community Office Manager in the Oakland office. She was then promoted to Community Office Manager for the Oakland, Mid-Towns and Express Offices. Currently, she is the Community Relationship Manager for the Deep Creek Lake and Friendsville community offices. Sarena graduated from Allegany College of Maryland with a degree in Retail Management.

Philip L. Rodeheaver commented, "Sarena is a great team player who understands the local financial market as well as the importance of community and superior customer service. Sarena's knowledge and expertise makes her a tremendous asset to the Bank and her customers."

Overview of Conflicts

- There are currently at least **2 other Rodeheavers** working for First United (Philip, a Market President, and Sarena, a VP) and there have been **as many as 5 others** at one point in time[1]

- First United has paid director Andrew Walls' company, Morgantown Printing & Binding (MPB), **$4.1M** since 2006, over **11x** the value of Mr. Walls' stake in First United[2]. Mr. Walls' businesses have received several million in loans from the bank

- First United has paid COO Jason Rush's company, Rush Services, directly and indirectly through a general contractor, **$618k** since 2016, ~**2.5x** the current value of Mr. Rush's personal stake in First United and ~**3x** his compensation[3]

- Recently appointed director Brian Boal is the nephew of longest serving director Robert Kurtz

- Director I. Robert Rudy's sister, Jeannette Fitzwater, was First United's SVP, Director of Corporate Services from 1985-2016

- Chairman/CEO Carissa Rodeheaver and Compensation Committee Chairman Kathryn Burkey have both served as directors on the board of the Western Maryland Health System

- No disclosure regarding banking relationships with director or executive owned businesses (Rodeheaver Rentals, MPB, Rush Services, etc.)

POOR SHAREHOLDER COMMUNICATION

First United is run like a small family business, answering to no one

What Good Public Companies Do:	First United?
✓ Quarterly investor presentations and/or conference calls	✖
✓ Wall Street equity research coverage	✖
✓ Investor conferences	✖
✓ Investor non-deal roadshows	✖
✓ Investor days (other than annual meeting)	✖
✓ Clearly articulated strategic plan	✖
✓ Strong investor relations function	✖

Note: Based on what Driver has gleaned from publicly available information

NO SPECIFICS, NO TARGETS AND NO METRICS EQUALS NO STRATEGY

2019 HIGH LEVEL STRATEGIES

- Human Resources
- Customer Experience
- Productivity and Efficiencies
- Customer and Product Profitability
- Growth and Expansion

41

2019 HIGH LEVEL STRATEGIES

Human Resources:

- Strategic recruiting plans
- Enhanced training programs
- Individual associate development
- Deeper level succession planning

42

2019 HIGH LEVEL STRATEGIES

Customer Experience:

- Customized marketing plans
- Customer segmentation and needs identification
- Enhance collaboration between operational and customer facing departments
- Customer surveys

43

2019 HIGH LEVEL STRATEGIES

Productivity and Efficiencies:

- Improve branch profitability
- Improve staff efficiencies
- Leverage technology to improve process efficiencies

44

2019 HIGH LEVEL STRATEGIES

Customer and Product Profitability:

- Optimize customer profitability through multiple service channels
- Optimize product mix
- Build fee income to lessen dependence on margin

45

2019 HIGH LEVEL STRATEGIES

Profitable Growth and Expansion:

- Organic balance sheet growth
- Opportunistic acquisitions of banking or wealth companies
- Market expansion through satellite offices

46

Source: 2019 annual meeting presentation (https://www.sec.gov/Archives/edgar/data/763907/000114420419026733/tv521645_ex99-1.htm)

FIRST UNITED'S REACTION TO DRIVER EXPOSES THE BOARD'S LACK OF ALIGNMENT WITH SHAREHOLDERS

How First United's Stock Has Performed Since Driver[1]



FUNC
SNL US Bank $1B-$5B Index
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
+33%
+7%

How the Board Has Reacted to Driver's Involvement

"Although we expect to continue a constructive dialog, we are ***disappointed*** that Driver Management announced its intention to launch a ***distracting and costly public campaign***, which First United's management and Board believe is ***not in the best interests of the Bank or its stakeholders***."

First United 9/5/19 8-K

"As a result, while we have considered the feedback we have received to date from Driver, we believe that having our discussions devolve into a public spectacle is ***not an appropriate path forward for the Company, or one that will benefit First United's shareholders*** […] However, First United will no longer provide Driver with a platform to intentionally misinform our shareholders and ***we will no longer engage with any of Driver's representatives***. We will not make any further public statements about this ***unfortunate and avoidable situation***."

First United 9/16/19 8-K

What exactly is so disappointing, distracting, costly, unfortunate and avoidable about 26% outperformance?

Source: S&P Global Market Intelligence; https://www.sec.gov/Archives/edgar/data/763907/000114420419043581/tv528963_8k.htm; https://www.sec.gov/Archives/edgar/data/763907/000114420419044642/tv529466_8k.htm

(1) Market data from 3/25/19, the day prior to Driver's initial notice of exempt solicitation (https://www.sec.gov/Archives/edgar/data/763907/000147793219001166/dmc_px14a6g.htm), to 9/24/19

THE BOARD HAS PROVIDED NO SPECIFIC FEEDBACK OR ANSWERS TO OUR QUESTIONS

Despite numerous attempts by Driver at meaningful engagement, First United has only deflected and deferred any substantive dialogue

First United says they welcome our thoughts…

Dear Abbott,

Thank you for the notice about the large block trade on August 26th. I have no specific intelligence on the trade, but I assume that it was Driver's purchase.

In any event, as promised, I wanted to get back to you about our Board meeting last week. I shared your presentation and the results of our last telephone conversation with the Board, which it carefully reviewed and discussed. The Board was grateful for your thoughts and analysis. However, put simply, this is not something that the Board can - or should - conclude in one or even a few meetings. The Board understands that you believe your proposed path is the right path, but it also hopes that you appreciate that the Board is duty-bound to make informed decisions that are the result of a measured and reasonable process. The Board constantly evaluates opportunities and other measures that might increase shareholder value, and, as part of that process, has decided to conduct additional analyses regarding its current strategy and any potential alternatives to that strategy.

In the meantime, I would like to continue our dialogue and would welcome any additional thoughts or insight that you might wish to share with me, which, of course, I will also share with the Board.

Carissa

…so why haven't they answered Driver's questions?

Appendix A

1. What exactly is the First United board's current strategy? If it is "business as usual," i.e., the strategy that has produced a total shareholder return that is more than five and a half times worse[10] than similarly sized peers since First United first listed on NASDAQ, further analyses should hardly be required, since obviously that strategy is not working. If the First United board has adopted a different strategy, it should be shared with shareholders.

2. Given First United's long history of underperformance—as well as that sharp message sent by shareholders at this year's annual meeting—why is the First United board only now considering alternatives to its current strategy? How long does something have to not work for the First United board to consider alternatives?

3. What are these "additional analyses" that the First United board is going to conduct? Will they include a market check to ascertain the value that First United shareholders might receive in a sale? If not, how will the First United board have a benchmark to compare the merits of any other course of action?

4. What is the timing for the completion of these "additional analyses"? You mention in your email that "This is not something that the Board can – or should – conclude in one or even a few meetings"—will the First United board be meeting more frequently in order to promptly conclude its "additional analyses?"

5. Has a committee of the First United board been tasked with conducting these "additional analyses?" If so, who are the members? Are they empowered to retain their own financial and legal advisors?

6. How will the results of these "additional analyses" be communicated to shareholders? Or, keeping with the First United board's lack of concern for shareholders, will it be a case of (to paraphrase Jimmy Buffet) "if the phone doesn't ring, it's the First United board calling?"

[10] S&P Global Market Intelligence (based on total shareholder return for FUNC (260%) and SNL US Bank $1B-$5B Index (1,456%) from 9/2/1992 to 3/25/2019).

Source: 9/2/19 email from Carissa Rodeheaver to Abbott Cooper; https://www.sec.gov/Archives/edgar/data/763907/000147793219005271/dmc_ex994.htm

A SHAMEFUL HISTORY OF DISMISSING SHAREHOLDER ATTEMPTS TO REALIZE THE BENEFITS OF A MERGER OR SALE

In March 2006, a First United shareholder submitted a shareholder proposal urging a sale of First United:

"The proposal would be to request that the Board of Directors ***seek to improve shareholder value by sale or merger of the company to another institution***. A yes vote would recommend the Board finalize a sale or merger transaction within one year which would maximize shareholder value.

The reasoning for this proposal is that ***First United is a small fish in a small pond, both of which will show slow growth in the future***. At the same time, larger institutions will enter the area and reduce First United's market share. ***This stagnant growth will be reflected in stock price and dividends***"

In response, First United called the proposal "groundless" and "irresponsible" and urged shareholders to vote against it. Below are a few excerpts:

"The Board further believes that ***this proposal could actually erode shareholder value***. Although the proposal is merely a request that the Board sell or merge the Corporation and is, therefore, not binding on the Board, the Board believes that shareholder approval of ***the proposal could harm the Corporation's relationships with investors (both current and prospective)***, employees, customers, and business partners by sending the message that the Corporation's shareholders have given up hope of any future growth or potential and wish to sell the Corporation."

"Moreover, ***the Board believes that the basis for Dr. Smith's proposal is not grounded in reality or fact***. The bulk of Dr. Smith's supporting statement is ***made up of groundless predictions*** as to what he believes the future holds for the Corporation. Dr. Smith has offered absolutely no support for these predictions. Neither the Board nor Dr. Smith has the ability to predict the future, and the Board believes that any assertion by Dr. Smith to the contrary is irresponsible."

"***THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST DR. SMITH'S PROPOSAL***, and your Proxy will be so voted unless you specify otherwise."

Total Shareholder Return Since Proposal(1)



FUNC
SNL US Bank $1B-$5B Index
100%
50%
0%
-50%
-100%
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19
41%
-6%

2006 Directors Still Serving	Compensation Since 2006(2)
Kathryn Burkey	$508,950
Robert Kurtz	$357,687
John McCullough	$533,759
Elaine McDonald	$476,999
Gary Ruddell	$462,961
I. Robert Rudy	$457,811
Robert Stuck	$478,021

$3.3M for a negative total return?

Source: S&P Global Market Intelligence; https://www.sec.gov/Archives/edgar/data/763907/000114420406010793/v038157_def14a.htm

(1) Chart depicts performance from date of 2006 proxy (3/24/06) to 3/25/19, the day prior to Driver's initial notice of exempt solicitation (https://www.sec.gov/Archives/edgar/data/763907/000147793219001166/dmc_px14a6g.htm)

(2) Includes cash fees and stock awards at fair market value on date of grant

THIS WAS AVOIDABLE – ARE WE DUE FOR A REPEAT OF PAST MISTAKES?

Former First United Chairman/CEO Bill Grant's Comments

As we conducted our planning in 2005 and 2006, a few things became evident to us. Our rate of growth was beginning to slow in our traditional market areas of Garrett and Allegany Counties in Maryland and Mineral County, West Virginia. We were also becoming aware of potential concentration areas within those markets. Further we had not yet developed significant "traction" in our growth markets of Morgantown, Hagerstown, Frederick and Martinsburg.

In view of this situation, the decision was made to expand our loan portfolio through the purchase of select participations in loans. Some of these loan participations were located outside our traditional markets. These loans were subjected to the same underwriting scrutiny associated within our market area loans.

At the same time, we decided to diversify and grow our investment portfolio. Through the purchase of institutional quality bonds, we believed our earnings could be enhanced, and to an extent, interest rate risk could be better managed. These investments were primarily made in trust preferred securities. As I mentioned in the Annual Report, these securities were essentially pools of debt issued by banks and insurance companies. Through the pools, it was thought that we had achieved a suitable level of diversification.

3

This strategy allowed the Company the opportunity of continuing its growth, pending the implementation of strategies that would eventually facilitate growth in our new market areas. It also provided for diversification on the asset side of the balance sheet.

Almost no one foresaw the demise of our economy which began in December, 2007. Not the President. Not the Congress. Not our regulators, including the Federal Reserve.

Historians will debate for years to come the causes of this significant recession. No one debates its severity, or how quickly it came on. As you will see in our upcoming slides, our loan quality deteriorated quickly as the recession expanded. Both our local customers and our loan participations were negatively impacted. When a downturn such as this adversely impacts our loan customers, we are required to increase reserves and loan charge offs. This is what we did, and these will be shown to you later this morning.

If it were only issues related to loans, your Company, for the most part, would still be turning in positive earnings.

The losses associated with our investment portfolio are the event that pushed the Company into negative earnings in 2009, and continuing through the first quarter of 2010. As noted in the Annual Report, this recession had a disproportionate impact on banks. As such, an unexpectedly high number of banks within the trust preferred pools encountered difficulties, causing them to default or defer their payment obligations. These defaults and referrals devastated the values of these investments, resulting in significant write-downs over the past few quarters.

These loan losses and provisions, coupled with the investment write-downs, impact not only earnings, but capital as well. Carissa will illustrate this for you in her slides. In an effort to preserve capital, we made the very difficult decision to substantially reduce our dividend. This decision was perhaps the most difficult the Board has made. The prudence of the decision is rooted in the fact that it will preserve over $2 million in capital this year alone.

4

Shareholder's Concerns

- First United is a small fish in a small pond
- Will show slow growth in the future
- Will be reflected in stock price and dividends



First United's Response

- Proposal could erode shareholder value
- Proposal is made up of groundless predictions
- Neither board nor Mr. Smith can predict the future

What Actually Happened

- First United couldn't grow in core markets
- Lent outside of core markets
- Increased loan participations, including outside of core markets
- Increased construction lending
- Leveraged balance sheet to buy pooled TruPs



- Incurred massive losses from growth strategy
- Suspended dividend
- Curtailed lending in community
- Dismissed employees
- Destroyed shareholder value
- Blamed "mark to market" accounting and "people who were less than honest" instead of their poor decisions

Source: https://www.sec.gov/Archives/edgar/data/763907/000114420410026634/v184639_ex99-1.htm; https://www.sec.gov/Archives/edgar/vprr/0901/09010828.pdf

YOUR BOARD



Back Row: I. Robert Rudy, Hoye Andrew Walls, III, Brian R. Boal, John W. McCullough, Gary R. Ruddell
Front Row: Robert W. Kurtz, M. Kathryn Burkey, Carissa L. Rodeheaver, Marisa A. Shockley, Robert G. Stuck
Not Pictured: Elaine L. McDonald, John F. Barr

FIRST UNITED CORPORATION
BOARD OF DIRECTORS

A *loof*

S *tale*

L *acking incentive*

E *vasive*

E *ntrenched*

P *oor-performing*